PRESS RELEASE	JULY 26, 2022

Largo Publishes 2022 Sustainability Report

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce it has published its Sustainability Report for the year ended December 31, 2022, outlining its activities across its mining operation in Brazil and clean energy business in the United States.

J. Alberto Arias, Chairman of Largo commented: "We are immensely proud of Largo's accomplishments in 2022, which are guided by sustainable development best practices. In Brazil, this progress has specifically benefited local communities near our operational site and our clean energy business is expected to bring global positive impacts to the economy, people and the environment as it continues development."

He continued: "We issued our first climate change report in 2022, aligned with the Taskforce on Climate-related Financial Disclosures (TCFD). We have also enshrined our respect for human rights and diversity in a new People and Human Rights Policy and Board and Executive Diversity Policy, and will continue to formalize our commitments on critical sustainable topics such as biodiversity and procurement as we continue our ongoing sustainability efforts."

He concluded: "As we move forward in the year ahead, focus on transparency and accountability to the highest standards of safety and sustainability remain paramount. We look forward to continuing the development of our sustainability programs, creating local, regional and global sustainable development."

Largo's 2022 Sustainability Report has been compiled in accordance with the Global Reporting Initiative ("GRI") Standards, as well as Sustainability Accounting Standards Board ("SASB") Metals & Mining Industry Standard requirements.

Download Largo's 2022 Sustainability Report:
www.largoinc.com/sustainability/overview

Download Largo's 2022 Taskforce on Climate-related Financial Disclosures Report:
www.largoinc.com/sustainability/reports-data

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing an ilmenite concentrate plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business to support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement on Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation ("forward-looking information"). Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. .

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.